UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,334,067*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,334,067*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,334,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.27%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 4,028,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 4,028,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,334,067*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,334,067*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,334,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.27%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 4,028,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 4,028,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,680,663*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,680,663*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,680,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.55%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 4,028,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, (ii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 4,028,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,680,663*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,680,663*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,680,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.55%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 4,028,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, (ii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 4,028,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,680,663*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,680,663*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,680,663*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.55%†
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 4,028,404 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, (ii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager and (ii) 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

†

Based on (i) 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by the Issuer in the Financing Agreement (defined below), plus (ii) 4,028,404 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 346,596 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by a managed account for which Antara Capital LP serves as investment manager, plus (iv) 5,732,999 shares of Common Stock issuable upon the exercise of warrants and/or options to purchase Common Stock owned by the Voting Agreement Parties.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, and together with this Amendment No. 1, this “Schedule 13D”). This Amendment No. 1 relates to the common stock, par value $.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 4,375,000 shares of Common Stock, issuable upon exercise of the Loan Warrants, as amended. For a more detailed description of the Loan Warrants, as amended see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

In addition, the Reporting Persons may be deemed to share with each Voting Agreement Party the power to vote or to direct the voting of the Common Stock beneficially owned by such Voting Agreement Party solely with respect to those matters described in the Voting Agreement. Based on disclosures made by the Voting Agreement Parties in the Voting Agreement, the Voting Agreement Parties beneficially own, in the aggregate, 15,305,663 shares of Common Stock. Accordingly, the Reporting Persons may be deemed to be (i) the beneficial owner of the 15,305,663 shares of Common Stock beneficially owned by the Voting Agreement Parties and (ii) members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Shareholders. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 14,325,636 shares of Common Stock outstanding as of September 16, 2019, in reliance on the representation made by EVO in the Financing Agreement.

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Master Fund	19,334,067	80.27%
Antara Capital	19,680,663	80.55%
Antara GP	19,680,663	80.55%
Antara Fund GP	19,334,067	80.27%
Himanshu Gulati	19,680,663	80.55%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Fund GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund. Antara GP and Antara Capital are deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund and the Managed Account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

As a result of a computational error, (i) the number of share of Common Stock issuable upon exercise of the Antara General Warrant was erroneously stated as 819,491 shares and (ii) the number of shares of Common Stock issuable upon exercise of the Managed Account General Warrant was erroneously stated as 70,508 shares. In order to remedy this error, the parties amended and restated each of the Antara General Warrant and the Managed Account General Warrant, pursuant to which EVO granted to (i) Antara Master Fund 943,797 warrants to purchase Common Stock at $2.50 per share (the “Amended Antara General Warrant”) and (ii) the Managed Account (as defined in the Original Schedule 13D) 81,203 warrants to purchase Common Stock at $2.50 (the “Amended Managed Account General Warrant”). The terms of the Amended Antara General Warrant and Amended Managed Account General Warrant were otherwise unchanged from the terms of the Antara General Warrant and Managed Account General Warrant, respectively.

The foregoing summary of the material terms of the Amended Antara General Warrant and Amended Managed Account General Warrant is not complete and is qualified in its entirety by reference to the text of such warrants, copies of which are filed herewith as Exhibits 2, and 3, the terms of which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit	Description

1	Joint Filing Agreement, dated October 18, 2019, among Antara Capital Master Fund LP, Antara Capital Fund GP LLC, Antara Capital GP LLC, Himanshu Gulati and Antara Capital LP.

2	Amended and Restated Warrant, dated October 17, 2019, by and between EVO Transportation & Energy Services, Inc. and Antara Capital Master Fund LP.

3	Amended and Restated Warrant, dated October 17, 2019, by and between EVO Transportation & Energy Services, Inc. and Corbin ERISA Opportunity Fund Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP

By:	Antara Capital LP not in its individual corporate capacity, but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 18, 2019

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 18, 2019

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 18, 2019

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	October 18, 2019

By:	/s/ Himanshu Gulati
Himanshu Gulati, an individual
Date: